12g3-2(b) 82-1941

VECTOR

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

COPY

E-mail: flacireno@vectorlaw.com
Our File No. 1143

VIA SEDAR

April 12, 2002

Attention: Manager, Information and Records

02028873

SUPPL

02 MAY -8 AM 10:41

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Pacific Amber Resources Ltd. (the "Company")
News Release - Incentive Stock Options

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated April 12, 2002.

We advise that in order to meet the dissemination requirements of the Canadian Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine

Market News

Yours very truly,
VECTOR Corporate Finance Lawyers

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Per:
"Fina Lacireno"
Fina Lacireno
Legal Assistant

ftl
Encl.

cc: Pacific Amber Resources Ltd. (Attn: Hiro Ogata)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No.82-1941, w/encl.)

dlw 5/8

p:\clients\1-sedar\pac-amb\news-rel\2002\sob-ltl.doc

PACIFIC AMBER RESOURCES LTD.
P.O. Box 3, 402 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5
Tel. (604) 688-6681 Fax (604) 688-2641

Canadian Venture Exchange Trading Symbol - PCR

April 12, 2002

NEWS RELEASE

Hiro Ogata, the President of Pacific Amber Resources Ltd. (the "Company"), announces that the term of the share purchase warrants issued on May 9, 2001 has been extended from its current expiry date of May 9, 2002 to May 9, 2004. Non-transferable share purchase warrants (a "Warrant" or the "Warrants") entitling the holders to purchase up to 2,400,000 common shares were issued pursuant to a private placement transaction dated May 9, 2001. As originally issued, each one whole Warrant entitled the holder to purchase one common share of the Company at the price of $0.20 per share at any time up to 4:00 pm (Vancouver time) on May 9, 2002.

As a result of extension of the term of the Warrants, each one whole Warrant now entitles the holders to purchase one common share of the Company at the price of $0.20 per share at any time up to 4:00 pm Vancouver time on May 9, 2004. As at April 12, 2002, none of the Warrants had been exercised.

On behalf of the Board,
Pacific Amber Resources Ltd.

"Hiro Ogata"

Hiro Ogata, President